SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE:

EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that received, on May 17, 2022, from the Comissão de Valores Mobiliários (“CVM”), Official Letter No. 114/2022/CVM/SEP/GEA-1, requesting clarification regarding the news published on 05.16.2022, in the newspaper “Folha de São Paulo”, Market section, under the title: "Eletrobras evaluates taking control of the Santo Antônio plant on the eve of privatization", as transcribed at the end of this Announcement.

In consideration of the aforementioned letter, we inform you that:

The subject matter of the journalistic article has been duly communicated to the Market, as Market Annoucements on February 10, 2022, April 18, 2022, April 25, 2022, and April 29, 2022, and Relevants Facts of March 2022 and April 14, 2022.

In particular, the Market Announcement of April 29, 2022 informed about the holding of the General Shareholders' Meeting of MESA, that unanimously resolved to increase capital in the amount of up to R$ 1,582,551,386.00, to be held for of payment in SAESA.

Regarding the exercise of the subscription right, whose deadline is May 31, 2022, studies are in progress at Furnas and Eletrobras for the structuring of Furnas' contribution to MESA, which could include the exercise of possible leftovers. However, the effective contribution of capital is conditioning the performance of a new governance rite (Boards and Boards of Furnas and Eletrobras), to support the management of these companies in decision making.

Therefore, even though the journalistic article reflects the decision-making process still in progress at Eletrobras and Furnas, such facts are already fully known to the Market, in view of the disclosures indicated above, and there is no indication of any specific fact in the article. or information that may be considered material, and which is not public yet.

In view of these considerations, Eletrobras understands that has not failed to fulfill its duty to inform, when due, with the information provided above for the purpose of clarifying you. of that fulfillment.

Rio de Janeiro, May 18, 2022

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Transcript of Official Letter No. 114/2022/CVM/SEP/GEA-1

Subject: Request for clarification on news

Ms. Officer,

1.	We refer to the news published on 05.16.2022, in the Folha de São Paulo newspaper, Mercado section, under the title: "Eletrobras evaluates taking control of the Santo Antônio plant on the eve of privatization", which contains the following statements:

Furnas, a subsidiary of Eletrobras, organizes itself to make an injection of resources that, if implemented, will make it a controlling shareholder of the Santo Antônio plant on the eve of the privatization of Eletrobras. The studies necessary to assess the impacts have already been sent.

The request for studies, however, is seen as protocol. The plant needs the contribution to pay for the defeat in an arbitration dispute, but the other shareholders of the business showed no interest. Furnas would be left to take over the operation to avoid the worst.

The total value of the capitalization, already defined at the shareholders' meeting, is R$ 1.58 billion, the amount necessary to cover the payment of the sentence, according to documentation that Folha had access to.

In the energy sector, the company's situation is considered delicate because of the consequences of this dispute.

Currently, Santo Antônio Energia is private. It is an SPE (Special Purpose Entity), controlled by another SPE, Madeira Energia, and has Furnas as a shareholder with 43% of the interest. A capital increase by Furnas would transform it into a state-owned asset on the eve of Eletrobras' capitalization on the stock exchange.

Those who follow the discussions have heard from interlocutors that the change in ownership would not affect the final value of Eletrobras, given the intricate shareholding structure of Santo Antônio.

Private sector lawyers, heard by the report on the condition that their name not be disclosed, suggest that it is necessary to look at the details of the structure before hitting the hammer.

2. In this regard, we request a statement from the company regarding the veracity of the news, and, if so, explain the reasons why it did not consider it to be a material fact, as well as comment on other information considered important on the subject.

3. Such manifestation must occur through the Empresa.NET System, category: Market Announcement, type: Clarifications on CVM/B3 questions, subject: News Published in the Media, which must include the transcription of this official letter. The fulfillment of this request for manifestation through a Notice to the Market does not exempt the possible determination of responsibility for the timely non-disclosure of a Relevant Fact, pursuant to CVM Resolution 44/21.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

4. We remind you, pursuant to the provisions of art. 3 of CVM Resolution No. 44/21, the investor relations officer must be required to disclose and communicate to the CVM any material fact that has occurred or is related to its business, as well as to ensure its wide and immediate dissemination. Furthermore, the DRI must inquire the company's managers and controlling shareholders, as well as all other persons with access to relevant acts or facts, in order to ascertain whether they would have knowledge of information that should be disclosed to the market, as required by the sole paragraph of art. 4 of the mentioned rule.

5. We advise that, by order of the Superintendence of Relations with Companies, in the use of its legal attributions and, based on item II, of art. 9, of Law No. 6,385/76, and CVM Instruction No. 608/19, it will be up to the determination of the imposition of a punitive fine, in the amount of BRL 1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for non-compliance of the requirement contained in this letter, sent exclusively by e-mail, until 05.18.2022.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.